Exhibit 99.1

A2Z Technologies Canada Wins Three Significant Contracts with Israel Electric Company

A2Z to be service provider of hardware and maintenance services for heating and cooling equipment across Israel

TEL AVIV, ISRAEL/ ACCESSWIRE / January 7, 2020 I A2.Z Technologies Canada Corp. (“A2Z” or the “Company”) (TSXV: AZ), a pioneer in military robotics , services, and innovation in the auto industry, announced today that it has won three significant contracts with the Israel Electric Company {IEC).

“We are delighted to have been selected as the winner of these three important contracts,” stated Mr. Bentsur Joseph, CEO of A2Z Technologies Canada. “The IEC is the national power company of Israel, and these contracts add to our growing client base and provide the Company with more income and cash flow to keep us strong as we expand and continue to work towards exciting opportunities. This is brand new business for A2Z and is key to achieving our business objectives. Our new contract with the IEC is a major step forward in our expansion into the civilian markets and speaks volumes on the reputation our team has spent over 30 years building here at A2Z.”

The contracts are for the service and maintenance of the heating and cooling equipment across Israel by A2Z’s experienced technicians and maintenance division. The contract is priced on a variable-basis determined by the service needs of the IEC. The Company has exclusivity with respect to service as well as the supply of hardware and parts used in service. The contract and exclusivity are for two years, with a high probability of winning the subsequent contract periods.

The Israel Electric Corporation (IEC) is a public, government-owned company tasked with generating and supplying electricity to all sectors in the economy. The IEC’s activities include the generation, transmission, transformation, distribution, and sale of electricity. The IEC owns and operates 17 power stations with 61 generating units including: 16 steam-driven, 31 gas turbines and 14 combined-cycle units. IEC’s installed capacity stood at 13,335 MW. The IEC supplies reliable and high-quality electricity while complying with leading service standards and maintaining economic, commercial and environmental principles. The IEC employs approximately 11,476 workers and provides services to 2.8 million customers across Israel.

BUSINESS OF A2Z

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z’s line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and fire fighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from the elements while the vehicle is parked and is stowed away safely in the vehicle’s bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS system installed into the fuel tank prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually.

Management: CEO Bentsur Joseph’s previous venture, Comfy Interactive , was acquired by Shamrock Holdings, the family investment firm founded by Roy Disney. Previously, Bentsur Joseph was the chairman of Elad Hotels whose holdings include the Plaza Hotel in New York City.

Bentsur Joseph has a -64% ownership stake in the business with 30,000,000 shares subject to an escrow agreement.

For more information regarding A2Z, please visit the Company’s website at www.a2zas.com.

Twitter: @A2Z Advanced

On Behalf of the Board,

Bentsur Joseph, CEO

Investor Relations Contact

Trenton Kwan, KIN Communications

Toll Free: 1-866-684-6730

az@kincommunications.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.

SOURCE: A2Z Technologies Canada Corp.